

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2010

Mr. Wei Li
Chief Financial Officer
AsiaInfo Holdings, Inc.
4th Floor, Zhongdian Information Tower
6 Zhongguancun South Street, Haidian District
Beijing 100086, China

> **Re: AsiaInfo Holdings, Inc.**
> **Form 10-K and Form 10-K/A for the Fiscal Year Ended**
> **December 31, 2009**
> **Filed March 16, 2010 and April 30, 2010, respectively**
> **File No. 001-15713**

Dear Mr. Li:

We have reviewed your letter dated July 28, 2010 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 14, 2010.

Form 10-K for the Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 55

1.   As previously requested in our prior comment 2, please supplementally provide a breakdown of your days sales outstanding ("DSO") for fiscal 2008 and 2009 for China Mobile and China

Unicom. To the extent that the DSO for either of these customers had significant fluctuations from year-end 2008 to year-end 2009, please explain further the reasons for such fluctuations.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-13

2.   We note your response to prior comment 5 where you indicate that your response to prior comment 12 included an error and that PCS does in fact include upgrades. However, as indicated in your disclosures on pages 48 and F-13 of your Form 20-F, on January 1, 2009 you extended your PCS services to include unspecified upgrades. Prior to this period, your PCS included only telephone and on-line support and you did not separate such services from your total arrangement fee. Therefore, explain further how you were able to demonstrate that you had an established practice of separately selling PCS, which included unspecified upgrade rights, at January 1, 2009 as your disclosures indicate that you had not previously sold similar PCS services. Also, please clarify whether the 377 "renewal contracts" entered into during fiscal 2009 included upgrade rights and tell us at what point during fiscal 2009 you determined that you were able to establish VSOE of fair value for PCS services.

3.   In your response to comment 12 in your letter dated June 18, 2010 you indicated that the company believes a 26% margin for PCS services is reasonable considering the fact that most of the PCS services consist of telephone support and do not cover upgrades or enhancements. Considering your current response to comment 5 indicates that PCS does include unspecified upgrade rights, please clarify whether you believe a 26% margin is reasonable and explain further the basis for your conclusions.

Note 6. Accounts Receivable, page F-23

4.   We note your response to prior comment 6. You state that you believe it is appropriate to book gross accounts receivable and payables relating to the IBM Agreement because the company collects gross amounts from China Mobile and pays the gross amounts to IBM, and as a practical matter, there are timing differences between cash receipts and payments. Please explain further why a timing difference between the cash receipts and cash payments would support your gross presentation for accounts receivable and accounts payable. Also, as previously requested please cite the specific accounting literature relied upon in determining that gross presentation for your accounts receivables and accounts payables from your IBM arrangements is appropriate. At a minimum, tell us how you determined that the receivable and payable meets the definition of an asset and liability pursuant to the guidance in CON6.

5.   We note from your response to prior comment 7 that you recognize revenue from the IBM arrangements upon customer acceptance, which occurs once IBM's engineers complete the installation and you receive the customer acceptance report from China Mobile. According to Step 5 (in your response to comment 6) a trial period must also be completed before the last installment condition has been met. Please clarify whether China Mobile has the right to reject the equipment during this trial period and if so, tell us how this additional acceptance provision factors into the timing of your revenue recognition.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 if you have any questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief

cc: Via Facsimile (206) 839-4801
        Matthew D. Adler, Esq.
        DLA Piper